                                                             Exhibit 19









                                   1st
                                FRANKLIN
                                FINANCIAL
                               CORPORATION



                                QUARTERLY
                           REPORT TO INVESTORS
                                 FOR THE
                            SIX MONTHS ENDED
                              JUNE 30, 1994

                           MANAGEMENT'S LETTER

     Net receivables (gross receivables less unearned finance charges) increased $4,933,771 (4%) to $114,779,562 at June 30, 1994 from $109,845,791 at December 31, 1993. This growth in the loan portfolio was mainly due to increases in consumer loan demand and business generated in new offices opened in the prior year. Net earnings increased $901,404 (31%) during the period just ended as compared to the same period a year ago. The Company continued its expansion of operations with the opening of five new branch offices during the first half of 1994, bringing the total number of branch offices to 117.

     The Company's investment portfolio consists mainly of U.S. Treasury bonds and Government Agency bonds held by the Company's insurance subsidiaries. Management has designated all investment securities as "available for sale". Any unrealized gain or loss is accounted for in the Company's equity section, net of deferred taxes. Although investment securities increased during the first half of 1994 from additional funds invested by the insurance subsidiaries, volatility in bond market values resulted in a $685,972 decrease, net of deferred taxes, in the portfolio's fair market value during the period just ended as compared to December 31, 1993.

     Total revenues increased 22% during the six months ended June 30, 1994 as compared to the same period in 1993 primarily due to increases in net interest income. Net interest income (representing the margin between the amount the Company earns on loans and investments and the amount the Company pays on securities and other borrowings) increased $1,136,654 (20%) and $2,646,812 (24%) during the quarter and six months just ended as compared to the same periods in 1993 primarily due to higher levels of average net receivables. Average net receivables were $110,819,103 during the six months ended
June 30, 1994 as compared to $95,032,487 during the same six months in 1993. Lower borrowing rates also contributed to the increase in the interest income margin. Although average borrowings increased, the lower borrowing rates enabled the Company to keep the increase in interest expense to a minimum.

     The higher level of average net receivables during the first half of 1994 also led to a $584,393 (25%) and $1,026,268 (22%) increase in net insurance income for the quarter and six month comparable periods. Changes in net insurance income generally correspond to changes in the level of average net receivables outstanding. Increases in average net receivables normally lead to higher levels of insurance in force which increases insurance income.

     Net charge-offs increased $112,759 (26%) and $321,373 (42%) during the quarter and six months just ended as compared to the same periods a year ago, mainly due to the aforementioned increase in average receivables outstanding. This increase in net charge-offs caused the Company's provision for loan losses to increase $124,501 (21%) and $282,308 (30%) during the comparable periods.

     Additional personnel required to staff the new offices opened during the current and prior year and annual cost-of-living and merit salary increases, effective January 1 of each year, were the major factors causing the
$283,927 (8%) and $1,055,500 (15%) increase in personnel expense during the
comparable periods this year as compared to last year.   Other factors
contributing to the increase were increases in accrued profit sharing contribution expenses and employee incentive awards.

     Occupancy expense increased $118,870 (15%) and $226,000 (14%) during the comparable periods mainly due to rent expense related to new offices opened and increased rent on leases renewed in existing branch offices. Other additional overhead expenses related to new offices opened, such as telephone, utilities and depreciation expense on fixed assets, also contributed to the increase in occupancy expense.

     Increases in advertising expenses, postage, computer expenses and taxes and licenses were the main causes of the $315,277 (26%) and $547,694 (20%) increase in Other Operating Expenses during the quarter and six months ended June 30, 1994 as compared to the same periods a year ago.

     Effective income tax rates were 30.8% and 23.3% for the quarters ended June 30, 1994 and 1993 and 31.3% and 27.3% for the six months just ended as compared to the same period a year ago, respectively. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decreases the Company's consolidated tax rate below statutory rates. The increase in the effective rates for the quarter and six months just ended was mainly due to the Company and the property insurance subsidiary, which are taxed at higher rates, earning a larger portion of pretax income as compared to the prior year. During 1993, the utilization of loss carryforwards to offset capital gains also contributed to the lower rates during that year.

     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Net cash flows from financing activities, excluding bank borrowings, increased $4,323,818 during the first half of 1994 as compared to the same period a year ago and collections on loans increased $7,236,553 over the same period. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowings of $21,000,000. Available borrowings were $15,298,606 and $8,800,000 at June 30, 1994 and December 31, 1993, respectively, relating to this agreement. Another agreement provides for an additional $2,000,000 for general operating purposes, all of which was available June 30, 1994 and December 31, 1993. The Company had previously had a third credit agreement for $1,500,000 which matured during June 1994. Management believes the existing cash flow generated by operations, proceeds from the sale of investment securities and borrowings under the two current credit agreements will be adequate to meet the Company's funding requirements for the foreseeable future. It therefore chose not to renew the $1,500,000 credit agreement when it matured.

     Liquidity was not adversely affected by delinquent accounts as the percentage of outstanding receivables 60 days or more past due decreased to 3.6% of receivables at June 30, 1994 from 4.0% of receivables at December 31, 1993.

     During the month of July, some areas of south Alabama and south Georgia where the Company operates experienced devastating floods as a result of rains from tropical storm Alberto. Although no branch offices were damaged, some of the Company's loan customers suffered losses. Management projects the Company's property insurance subsidiary will experience approximately $100,000 in property claims filed by the Company's customers whom had purchased credit property insurance with their loans. These losses should not have any significant impact on liquidity as the insurance subsidiary maintains sufficient loss reserves to cover possible future losses.

     On May 17, 1994, a complaint was filed in the Circuit Court of Jefferson County, Alabama (CV-94-03629-W), against thirteen consumer finance and insurance companies doing business in Alabama, including the Company. The complaint was subsequently amended to add numerous other consumer finance and insurance companies as defendants. The complaint alleges that certain lending practices of the defendant consumer finance companies violate the Alabama Consumer Finance Act and other laws. The plaintiff borrowers assert that the defendant consumer finance companies improperly charged fees for non-filing insurance and credit property insurance, conspired with the defendant insurance companies in connection therewith, failed refund unearned premiums with respect to such insurance, and breached a duty to disclose to the plaintiff borrowers that refinancing a loan is more epensive than obtaining a separate loan. The complaint further alleges that such practices were fraudulent, usurious and unconscionable. The plaintiffs have requested that the Court certify the action as a national class action. The plaintiffs have also requested that the Court void all of the loans made to the plaintiffs by the defendant consumer finance companies, order refunds of all payments on the loans, assess all penalties and other damages provided by Alabama law, award compensatory and punitive damages and provide declaratory and injunctive relief.

     On June 6, 1994, a complaint was filed in the U.S. District Court for the Middle District of Alabama, Southern Division (94-T-699-N), against eight consumer finance and insurance companies doing business in Alabama, including the Company. The complaint was subsequently amended to add numerous other consumer finance companies and insurance companies as defendants. The complaint alleges that certain lending practices of the defendants violated the federal Truth-in-Lending Act and the federal Racketeer Influenced and Corrupt Organizations Act. The plaintiffs assert that the defendant consumer finance companies improperly excluded fees for non-filing insurance from the "finance charge" and the computation of the "annual percentage rate" disclosed in loans to the plaintiff borrowers, and conspired with the defendant insurance companies in connection therewith. The plaintiffs have requested that the Court certify the action as a class action. The plaintiffs have also requested treble damages, attorneys' fees, litigation expenses and cost and other relief.

     Both of these actions are in their early stages and their outcome currently is not determinable. Management believes that these actions are without merit as to the Company and intends to contest these actions vigorously.

                    1st FRANKLIN FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                            June 30,     December 31,
                                             1994            1993
                                         ------------    ------------
                                          (Unaudited)      (Audited)

                                  ASSETS


CASH AND CASH EQUIVALENTS. . . . . . .   $  5,901,836    $  5,826,065
LOANS, net . . . . . . . . . . . . . .    102,407,645      97,485,170
INVESTMENT SECURITIES. . . . . . . . .     13,008,020      12,764,567
OTHER ASSETS . . . . . . . . . . . . .      9,586,277       9,396,368
                                         ------------    ------------
         TOTAL ASSETS. . . . . . . . .   $130,903,778    $125,472,170
                                         ============    ============



                   LIABILITIES  AND STOCKHOLDER'S EQUITY


SENIOR DEBT. . . . . . . . . . . . . .   $ 64,322,771    $ 60,147,877
OTHER LIABILITIES. . . . . . . . . . .      5,874,596       7,495,036
SUBORDINATED DEBT. . . . . . . . . . .     20,615,468      20,855,733
                                         ------------    ------------
     Total Liabilities . . . . . . . .     90,812,835      88,498,646
                                         ------------    ------------

STOCKHOLDER'S EQUITY:
  Common Stock . . . . . . . . . . . .        170,000         170,000
  Net Unrealized Gain (Loss) on
     Investment Securities Available
     for Sale. . . . . . . . . . . . .       (399,067)        286,905
  Retained Earnings. . . . . . . . . .     40,320,010      36,516,619
                                         ------------    ------------
     Total Stockholder's Equity. . . .     40,090,943      36,973,524
                                         ------------    ------------
         TOTAL LIABILITIES AND
             STOCKHOLDER'S EQUITY. . .   $130,903,778    $125,472,170
                                         ============    ============





      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   1st FRANKLIN FINANCIAL CORPORATION

                   CONSOLIDATED STATEMENTS OF INCOME


                                   Quarter Ended           Six Months Ended
                                      June 30                  June 30
                                      -------                  -------
                                    (Unaudited)              (Unaudited)

                                  1994       1993         1994        1993
                                  ----       ----         ----        ----

INTEREST INCOME. . . . . . .   $8,175,137 $6,898,375  $16,551,701 $13,619,614

INTEREST EXPENSE . . . . . .    1,348,968  1,208,860    2,661,423   2,376,148
                               ---------- ----------  ----------- -----------

NET INTEREST INCOME. . . . .    6,826,169  5,689,515   13,890,278  11,243,466

  Provision for Loan Losses.      706,243    581,742    1,228,185     945,877
                               ---------- ----------  ----------- -----------
NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES    6,119,926  5,107,773   12,662,093  10,297,589
                               ---------- ----------  ----------- -----------


NET INSURANCE INCOME . . . .    2,948,332  2,363,939    5,791,679   4,765,411
                               ---------- ----------  ----------- -----------


OTHER REVENUE. . . . . . . .       61,124     86,291      136,506     149,949
                               ---------- ----------  ----------- -----------

OTHER OPERATING EXPENSES:
  Personnel Expense. . . . .    3,942,627  3,658,700    7,958,432   6,902,932
  Occupancy. . . . . . . . .      935,652    816,782    1,809,621   1,583,621
  Other  . . . . . . . . . .    1,518,152  1,202,875    3,282,738   2,735,044
                               ---------- ----------  ----------- -----------
     Total . . . . . . . . .    6,396,431  5,678,357   13,050,791  11,221,597
                               ---------- ---------   ----------- -----------


INCOME BEFORE INCOME TAXES .    2,732,951  1,879,646    5,539,487   3,991,352


  Provision for
        Income Taxes . . . .      842,234    437,312    1,736,096   1,089,365
                               ---------- ----------  ----------- -----------


NET INCOME . . . . . . . . .   $1,890,717 $1,442,334  $ 3,803,391 $ 2,901,987
                               ========== ==========  =========== ===========




     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   1st FRANKLIN FINANCIAL CORPORATION

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

            Increase (Decrease) in Cash and Cash Equivalents


                                                         Six Months Ended
                                                             June 30
                                                     -----------------------
                                                           (Unaudited)

                                                         1994        1993
                                                     ----------- -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income. . . . . . . . . . . . . . . . . . . . . $ 3,803,391 $ 2,901,987
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for Loan Losses . . . . . . . . . . .   1,228,185     945,877
     Depreciation and Amortization . . . . . . . . .     471,699     430,864
     Other, net. . . . . . . . . . . . . . . . . . .     (16,375)   (285,427)
     Decrease in Miscellaneous assets. . . . . . . .      (7,832)   (549,397)
     (Decrease) in Accounts Payable and
        Accrued Expenses . . . . . . . . . . . . . .  (1,620,440) (1,227,791)
                                                     ----------- -----------
         Net Cash Provided by Operating Activities .   3,858,628   2,216,113
                                                     ----------- -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Loans Originated or purchased . . . . . . . . . . (46,202,410)(39,440,180)
   Loan Payments . . . . . . . . . . . . . . . . . .  40,051,750  32,815,197
   Purchases of marketable debt securities . . . . .  (1,465,543) (8,522,067)
   Sales of marketable securities. . . . . . . . . .     103,897   5,649,565
   Redemptions of securities . . . . . . . . . . . .     300,000         --
   Principal payments on securities. . . . . . . . .         --       47,660
   Other, net. . . . . . . . . . . . . . . . . . . .    (505,180)   (441,407)
                                                     ----------- -----------
         Net Cash Provided by Operating Activities .  (7,717,486) (9,891,232)
                                                     ----------- -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in Senior Debt . . . . . . . . . . . . .   4,174,894   6,358,457
   Subordinated Debt Issued. . . . . . . . . . . . .   2,526,305   2,559,515
   Subordinated Debt redeemed. . . . . . . . . . . .  (2,766,570) (2,167,862)
                                                     ----------- -----------
         Net Cash Provided by Financing Activities .   3,934,629   6,750,110
                                                     ----------- -----------
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS. . . . . . . . . . . . . . .      75,771    (925,009)

CASH AND CASH EQUIVALENTS, beginning . . . . . . . .   5,826,065   8,573,140
                                                     ----------- -----------

CASH AND CASH EQUIVALENTS, ending. . . . . . . . . . $ 5,901,836 $ 7,648,131
                                                     =========== ===========


Cash Paid during the period for:   Interest. . . . . $ 2,497,955 $ 2,346,660
                                   Income Taxes. . .   1,726,144   1,203,201


     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                 -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1993 and for the years then ended included in the Company's December 31, 1993 Annual Report. The Company is a wholly owned subsidiary of 1st Franklin Corporation and therefore earnings per share is not shown.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 1994, and December 31, 1993, and the results of its operations and its cash flows for the three months ended June 30, 1994 and 1993. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the three months ended June 30, 1994, are not necessarily indicative of the results to be expected for the full fiscal year.

                            BRANCH OPERATIONS

                     Jarrell Coffee. . . . Vice President
                     Jack Coker. . . . . . Vice President
                     Isabel Vickery. . . . Vice President

                               SUPERVISORS

Richard Asmussen               Donald Floyd                Melvin Osley
Robert Canfield                Jack Hobgood                Joe Seale
Robert Carnes                  Judy Landon                 Bob Seawright
Donald Carter                  Tommy Lennon                Timothy Schmotz
Mike Culpepper                 Steve Maze                  Gaines Snow
Jimmy Davis                    Dianne Moore                Rick Woods
Tony Ellison                   Ronnie Morrow

                                 OFFICES

Alabama Offices:               Georgia Offices:            Georgia Offices:
- - ---------------                ---------------             ---------------
Alexander City                 Carrollton                  McRae
Arab                           Cartersville                Milledgeville
Athens                         Cedartown                   Monroe
Bessemer                       Chatsworth                  Montezuma
Birmingham                     Clarkesville                Monticello
Clanton                        Claxton                     Moultrie
Cullman                        Clayton                     Nashville
Decatur                        Cleveland                   Newnan
Dothan                         Cochran                     Perry
Enterprise                     Commerce                    Richmond Hill
Eufaula                        Conyers                     Rome
Florence                       Cordele                     Royston
Gadsden                        Cornelia                    Savannah
Huntsville                     Covington                   Statesboro
Jasper                         Cumming                     Swainsboro
Ozark                          Dallas                      Sylvania
Prattville                     Douglas                     Sylvester
Russellville                   Douglasville                Thomaston
Scottsboro                     Eastman                     Thomson
Selma                          Elberton                    Tifton
Sylacauga                      Ellijay                     Toccoa
Troy                           Forsyth                     Valdosta
Tuscaloosa                     Fort Valley                 Vidalia
                               Gainsville                  Warner Robins
Georgia Offices:               Garden City                 Washington
- - ---------------                Greensboro                  Winder
Adel                           Griffin
Albany                         Hartwell                    South Carolina
Alma                           Hawkinsville                    Offices:
Americus                       Hazlehurst                  --------------
Athens                         Hinesville                  Aiken
Barnesville                    Hogansville                 Anderson
Baxley                         Jackson                     Cayce
Blue Ridge                     Jasper                      Clemson
Bremen                         Jefferson                   Easley
Brunswick                      Jesup                       Greenwood
Buford                         Lavonia                     Laurens
Butler                         Lawrenceville               Orangeburg
Cairo                          Madison                     Seneca
Calhoun                        Manchester                  Union
Canton                         McDonough                   York

                                DIRECTORS

                            W. Richard Acree
                      President, Acree Oil Company

                            Ben F. Cheek, III
                  Chairman and Chief Executive Officer
                   1st Franklin Financial Corporation

                             Lorene M. Cheek
                                Homemaker

                             Jack D. Stovall
               President, Stovall Building Supplies, Inc.

                         Dr. Robert E. Thompson
                        Physician, Toccoa Clinic

                           EXECUTIVE OFFICERS

                            Ben F. Cheek, III
                  Chairman and Chief Executive Officer

                             T. Bruce Childs
                  President and Chief Operating Officer

                            A. Roger Guimond
               Vice President and Chief Financial Officer

                               Lynn E. Cox
                                Secretary

                             Linda L. Sessa
                                Treasurer

                            INVESTMENT CENTER

                               Lynn E. Cox
                            Account Executive

                            Phoebe P. Martin
                            Account Executive

                            Sandra N. Oliver
                              New Accounts

                                 COUNSEL

                       Jones, Day, Reavis & Pogue
                        3500 One Peachtree Center
                       303 Peachtree Street, N.E.
                      Atlanta, Georgia  30308-3242

                                AUDITORS

                          Arthur Andersen & Co.
                       133 Peachtree Street, N.E.
                         Atlanta, Georgia  30303